Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1	Telephone: 604-661-2600 Facsimile: 604-661-2676 www.methanex.com

February 5, 2013

Mr. Rufus Decker

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Decker:

RE:	Methanex Corporation

    Form 40-F for the Year Ended December 31, 2011

    Filed March 16, 2012

    File No. 0-20115

We have reviewed your comment outlined in your letter of January 22, 2013 relating to the captioned item and offer the following response.

Exhibit 99.3 – Consolidated Financial Statements

Note 11. Expense by function, page 65

SEC Comment:

1.	We note your response to comment eight from our letter dated December 12, 2012. We believe that the supplemental information referenced in IAS 1.104 was intended to include quantification of expenses by nature, including, but not limited to depreciation, amortization and employee expenses. Please show us how you will revise your future filings accordingly.

Our Response:

In response to your comment, in future filings we will revise our analysis of expenses to include the following information for the current and comparative period as follows:

Note 11. Expenses:

FOR THE YEARS ENDED DECEMBER 31	2012	2011
Cost of sales	$—	$—
Selling and distribution	—	—
Administrative expenses	—	—

Total expenses by function	$—	$—

Cost of raw materials and purchased methanol	$—	$—
Ocean freight and other logistics	—	—
Employee expenses, including share-based compensation	—	—
Other expenses		—

Cost of sales and operating expenses	$—	$—
Depreciation and amortization	—	—

Total expenses by nature	$—	$—

Sincerely,

METHANEX CORPORATION

Ian P. Cameron

Senior Vice President, Finance and Chief Financial Officer

cc:	KPMG

McCarthy Tetrault LLP

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